Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 1 DATED APRIL 20, 2010

TO THE PROSPECTUS DATED MARCH 31, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated March 31, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the status of the offering.

Status of the Offering

We commenced our initial public offering of 140,000,000 shares of common stock on November 20, 2009. As of April 19, 2010, we had received gross offering proceeds of approximately $4.8 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Pennsylvania and Tennessee. Accordingly, we have broken escrow with respect to subscriptions received from all states where we are conducting this offering except Pennsylvania and Tennessee, which have minimum offering amounts of $33.4 million and $20.0 million, respectively.

Except with respect to subscriptions from Pennsylvania and Tennessee, subscribers should make their checks payable to “KBS Strategic Opportunity REIT, Inc.” Until we have raised $33.4 million and $20.0 million, respectively, from persons not affiliated with us or our advisor, Pennsylvania and Tennessee investors should continue to make their checks payable to “UMB Bank, N.A., as agent for KBS Strategic Opportunity REIT, Inc.”